UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of

CZK 700,000,000 3.00 per cent. Notes due 25 February 2027 (to be consolidated and form a single series with the Bank’s CZK 250,000,000 3.00 per cent. Notes due 25 February 2027 issued on 25 February 2025)

by the European Bank for Reconstruction and Development pursuant to its

EUR 60,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD

Dated 14 May 2025

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Czech Koruna (“CZK”) 700,000,000 3.00 per cent. Notes due 25 February 2027 (the “Notes”) (to be consolidated and form a single series with the Bank’s CZK 250,000,000 3.00 per cent. Notes due 25 February 2027 issued on 25 February 2025) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 60,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019, the Supplementary Offering Circular dated 13 June 2024 and a Pricing Supplement dated 14 May 2025 (together, the “Offering Circular”).

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. (the “Agent”) will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser’s Confirmation dated 14 May 2025 (the “Purchaser’s Confirmation”) provided by Merrill Lynch International (“Merrill Lynch”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), Merrill Lynch has agreed to purchase the Notes. The obligations of Merrill Lynch are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank

Per Unit	100.426%[1]	0.218%	100.208%[1]

Total	CZK 702,982,000[1]	CZK 1,526,000	CZK 701,456,000[1]

1 Plus 80 days’ accrued interest on the principal amount of the Notes from and including 25 February 2025 to but excluding 16 May 2025 amounting to CZK 4,666,900, such that the aggregate proceeds of the Bank will be CZK 706,122,900.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Merrill Lynch has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, the upfront fees and expenses of the Agent and any paying agents, and the fees and expenses of any calculation agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Purchaser’s Confirmation dated 14 May 2025.
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**
	(iii)	The Supplementary Offering Circular dated 13 June 2024.***
	(iv)	The Pricing Supplement dated 14 May 2025.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

***Previously filed with the Securities and Exchange Commission on 1 July 2024.

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